UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Trecora Resources

(Name of Subject Company)

Trecora Resources

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

894648104

(CUSIP Number of Class of Securities)

Patrick D. Quarles

President and Chief Executive Officer

Trecora Resources

1650 Hwy 6 S, Suite 190

Sugar Land, TX 77478

(281) 980-5522

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Benjamin R. Wills

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103

(215) 963-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Trecora Resources, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 26, 2022, relating to the tender offer (the “Offer”) by Balmoral Swan MergerSub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned, direct subsidiary of Balmoral Swan Parent, Inc., a Delaware corporation (“Parent”), which is controlled by certain funds managed by affiliates of Balmoral Funds, LLC (“Balmoral Funds”), to purchase any and all of the issued and outstanding shares of common stock, par value $0.10 per share, of the Company (the “Shares”), at a price per Share of $9.81, in cash, net to the holder thereof, without interest and subject to applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Merger Sub with the SEC on May 25, 2022. The Offer to Purchase is filed as Exhibit (a)(1)(A) to the Schedule 14D-9 and is incorporated herein by reference. The Letter of Transmittal is filed as Exhibit (a)(1)(B) to the Amendment No. 1 to Tender Offer Statement on Schedule TO filed by Merger Sub with the SEC on June 7, 2022.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Explanatory Note:

This supplemental information should be read in conjunction with the Schedule 14D-9 in its entirety. The Company believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Offer and to minimize the expense of defending such actions, without admitting any liability or wrongdoing, the Company wishes to voluntarily make certain supplemental disclosures related to the Offer, all of which are set forth below and should be read in conjunction with the Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. Paragraph and page references used herein refer to the Schedule 14D-9 before any additions or deletions resulting from this supplemental information. New text within restated language from the Schedule 14D-9 is highlighted with bold, underlined text and removed language within restated language from the Schedule 14D-9 Statement is indicated in ~~strikethrough text~~.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The eleventh paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer—Continued Consideration of Strategic Alternatives” on page 21 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

Beginning on December 6, 2021, Guggenheim Securities formally launched the outreach process to potential buyers, ultimately contacting a total of 72 parties, including 29 potential strategic buyers and 43 potential financial sponsors over the course of the next several weeks. A total of 26 potential buyers ultimately agreed to and executed non-disclosure agreements containing customary standstill provisions in connection with their participation in the potential sale process. Each of such non-disclosure agreements contained so called “don’t ask, don’t waive” provisions. The standstill provisions (including the “don’t ask, don’t waive” clauses) in all non-disclosure agreements terminated pursuant to their terms upon the execution and delivery of the Merger Agreement.

The sixty-fourth paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer—Continued Consideration of Strategic Alternatives” on page 26 of the Schedule 14D-9 is hereby amended by adding the following sentence to the end thereof:

At no time during the Company’s discussions with Balmoral Funds did any members of Company management negotiate any potential post-closing employment arrangements for themselves following the potential transaction.

The second paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Financial Analyses—Discounted Cash Flow Analysis” on page 41 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

In performing its discounted cash flow analysis with respect to the Company:

•	Guggenheim Securities utilized the Company-Provided Financial Projections.

•

Guggenheim Securities used a discount rate range of 11.00% – 12.70% based on its estimate of the Company’s weighted average cost of capital (which was estimated based on Guggenheim Securities’ (i) investment banking and capital markets judgment and experience in valuing companies similar to the Company and (ii) application of the capital asset pricing model, which requires certain (a) general inputs such as the prospective equity risk premium (as to which Guggenheim Securities utilized a reference range from 5.50% to 6.50% based upon US equity risk premiums) and the corresponding risk-free rate (as to which Guggenheim Securities utilized a rate of 3.31%, which was based on the interpolated spot-market yield on the 20-year US Treasury bond as of May 10, 2022) and (b) company-specific inputs such as the subject company’s forward-looking equity beta reference range (as to which Guggenheim Securities utilized a range of levered equity betas of 0.911 to 1.093), the subject company’s assumed forward-looking capital structure and the corresponding blended cost of debt (as to which Guggenheim Securities utilized a 20% debt / 80% equity capital structure and 5.00% cost of debt), the subject company’s prospective marginal cash income tax rate (as to which Guggenheim Securities utilized a marginal income tax rate of 21.0%) and the appropriate size/liquidity premium for the subject company (as to which Guggenheim Securities utilized a size/liquidity premium of 4.44%)).

•

In estimating the Company’s terminal/continuing value for purposes of its discounted cash flow analysis, Guggenheim Securities used a perpetual growth rate range of 1.50%—2.50%. Guggenheim Securities selected such terminal/continuing value-related perpetual growth rates based on its professional judgment taking into account various considerations and factors, including among others (i) the nature of the Company’s businesses, including recent and expected trends in and competitive dynamics with respect to, and expected long-term growth prospects for, the industry and markets in which the Company operates, (ii) the Company-Provided Financial Projections and (iii) then-prevailing market expectations regarding global long-term economic growth and global long-term inflation.

•

Applying the above reference ranges of discount rates and perpetual growth rates to the unlevered free cash flows from the Company-Provided Financial Projections, and utilizing $19.8 million for the unlevered free cash flows in the terminal year, Guggenheim Securities calculated a reference range of $6.62 to $8.57 per share.

The second paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Financial Analyses—Selected Publicly Traded Companies Analysis” on page 42 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

In performing its selected publicly traded companies analysis with respect to the Company, Guggenheim Securities selected reference ranges of trading multiples for purposes of evaluating the Company on a public market trading basis as follows:

(i)

Enterprise value / Adjusted EBITDA (Post-SBC) multiple range of 4.5x – 11.5x based on CY 2022E, which, when applied to the Company’s CY 2022E Adjusted EBITDA (Post-SBC) of $26.1 million from the Company-Provided Financial Projections, resulted in a reference range of $4.37 – $11.99 per share.

(ii)

Enterprise value / Adjusted EBITDA (Post-SBC) multiple range of 4.5x – 9.5x based on CY 2023E, which, when applied to the Company’s CY 2023E Adjusted EBITDA (Post-SBC) of $33.8 million from the Company-Provided Financial Projections, resulted in a reference range of $5.81 –$12.82 per share.

(iii)

Enterprise value / Adjusted EBITA (Post-SBC) multiple range of 5.5x – 13.0x based on CY 2022E, which, when applied to the Company’s CY 2022E Adjusted EBITA (Post-SBC) of $8.4 million from the Company-Provided Financial Projections, resulted in a reference range of $1.49 –$4.16 per share.

(iv)

Enterprise value / Adjusted EBITA (Post-SBC) multiple range of 6.0x – 11.0x based on CY 2023E, which, when applied to the Company’s CY 2023E Adjusted EBITA (Post-SBC) of $15.3 million from the Company-Provided Financial Projections, resulted in a reference range of $3.34 –$6.64 per share.

The first paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Financial Analyses—Selected Precedent Merger and Acquisition Transactions Analysis” on page 42 and the table immediately following such paragraph on page 43 of the Schedule 14D-9 are hereby amended and restated to read in their entirety as follows:

Guggenheim Securities reviewed and analyzed certain financial metrics associated with selected precedent merger and acquisition transactions that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things and to the extent publicly available, certain implied change-of-control transaction multiples for the selected precedent merger and acquisition transactions (based on publicly available financial filings, press releases and Wall Street equity analyst research), which are summarized in the table below:

Selected Precedent Merger and Acquisition (“M&A”) Transactions Analysis

Date Announced	Date Closed	Buyer	Target	LTM Adj. EBITDA (ex. Synergies) in millions	Enterprise Value / Adjusted EBITDA (Post-SBC) Multiple
09/27/21	03/15/22	DL Chemical	Kraton	$244	10.2	x
08/16/21	04/04/22	Indorama Ventures	Oxiteno	197	6.6
03/16/20	05/18/20	Huntsman	CVC Thermoset Specialties	30	10.0
08/07/19	01/05/20	Indorama	Huntsman Chemical (Intermediates & Surfactants)	259	8.0
03/04/19	08/01/19	Advent International(1)	Evonik (Methacrylates)	396	8.5
11/12/18	02/01/19	HollyFrontier	Sonneborn US Holdings	66	10.0
04/05/17	08/01/19	Quaker Chemical	Houghton International	119	11.9
09/28/15	01/06/16	Kraton	Arizona Chemical	184	7.4
06/30/14	11/17/14	INEOS(2)	BASF (50% Styrolution JV)	246	6.1
05/28/14	07/16/14	Flint Hills Resources	Petrologistics	269	7.8
08/27/12	12/20/12	First Reserve	TPC Group	$149	10.9	x
Statistical Summary
Mean					8.9	x
Median					8.5	x

(1)	Assumes EUR / USD exchange rate of 1.132759 as of announcement date.
(2)	Assumes EUR / USD exchange rate of 1.364871 as of announcement date.

The second paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Financial Analyses—Other Financial Reviews and Analyses Solely for Informational Reference Purposes” on page 43 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

LBO Analysis. Guggenheim Securities performed an illustrative analysis of the implied price per share of the Company’s common stock that could theoretically be paid by a financial sponsor that required a 5-year internal rate of return ranging from 17.5% to 22.5%, before any estimated incentive equity compensation paid to senior management following completion of the transaction, which range was selected by Guggenheim Securities based upon its experience and expertise in mergers and acquisitions transactions involving financial sponsors. Guggenheim Securities performed the illustrative LBO analysis assuming that the Transaction was completed with approximately $145 million of total debt (or approximately 6.4x the Company’s CY2021A Adjusted EBITDA (Post-SBC) or 6.1x net of cash) at prevailing market rates, a minimum cash balance of $5 million, annual net public company cost savings of $2 million and a long term tax rate of 21%. Assuming the Company-Provided Financial Projections were achieved and assuming an exit EBITDA multiple range of 7.0x—8.0x the Company’s Adjusted EBITDA (post-SBC) in the terminal year of 2026, which range of exit EBITDA multiples was selected by Guggenheim Securities based upon its experience and expertise in mergers and acquisitions transactions involving financial sponsors, the LBO analysis resulted in a reference range of $8.05 – 9.52 per share.

Item 8. Additional Information.

The subsection of Item 8 of the Schedule 14D-9 having the heading “Item 8. Additional Information—Legal Proceedings” is hereby amended and restated to read in its entirety as follows:

“Legal Proceedings.

On May 31, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Company Board in the United States District Court for the Southern District of New York, captioned Shiva Stein v. Trecora Resources, et al., Case No. 1:22-cv-4474 (the “Stein Complaint”). On June 2, 2022, the Company received a demand from a purported Company stockholder (the “Wilson Demand”). Also on June 2, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Company Board in the United States District Court for the Southern District of New York, captioned William Johnson v. Trecora Resources, et al., Case No. 1:22-cv-04585 (the “Johnson Complaint”). On June 3, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Company Board in the United States District Court for the Eastern District of New York, captioned Denise Redfield v. Trecora Resources et al., Case No. 1:22-cv-03301 (the “Redfield Complaint~~,” together with the Stein Complaint and the Johnson Complaint, the “Complaints~~”). Also on June 3, 2022, the Company received two additional demands from two purported Company stockholders (the “Dixon Demand” and the “Kaufmann Demand,” together with the Wilson Demand, the “Demands”). On June 6, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Company Board in the United States District Court for the Eastern District of New York, captioned Justice v. Trecora Resources et al., Case No. 1:22-cv-03339 (the “Justice Complaint”, together with the Stein Complaint, the Johnson Complaint, and the Redfield Complaint, the “Complaints”).

The Complaints and Demands allege violations of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14d-9 thereunder against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants. Each of the Complaints seek injunctive relief preventing the consummation of the Transactions, rescissory damages or rescission to the extent the Transactions are consummated, an award of plaintiff’s expenses including attorneys’ fees and expenses, and such other relief the court may deem just and proper. The Stein Complaint also seeks an accounting of damages.

The Company believes the claims asserted in each of the Complaints and Demands are without merit.

Additional lawsuits may be filed against the Company and/or the Company Board in connection with the Transactions, the Schedule TO and the Schedule 14D-9. Additional demands may also be made of the Company and/or the Company Board. If additional similar complaints are filed or demands are made, absent new or different allegations that are material, the Company will not necessarily announce such additional complaints or demands.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRECORA RESOURCES

By:	/s/ Patrick D. Quarles
Name: Patrick D. Quarles
Title: President, Chief Executive Officer and Director

Dated: June 15, 2022